PANACHE BEVERAGE, INC.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

January 26, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Panache Beverage, Inc.

Amendment No. 2 to Form 8-K

Filed January 11, 2012

File No. 000-52670

Response to Staff Comment Letter Dated January 17, 2012

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated January 17, 2012, relating to the review of Panache Beverage, Inc.’s (the “Company”) Amendment No. 2 to Form 8-K filed January 11, 2012 (the “Form 8-K”). For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

General

1.     As of the date of this letter, you have not responded to our December 22, 2011 letter. Thus, please provide a response letter addressing the comments in our letter dated December 22, 2011, which requested you amend your Form 8-K to provide disclosure indicating BMX Development Corporation was a shell company at the time of the acquisition of Panache LLC. If you disagree with our comments, pursuant to the staff’s telephone conversation with you on January 13, 2012, provide a detailed analysis discussing why you believe BMX Development Corporation was not a shell prior to the acquisition of Panache LLC.

Response

We have submitted our response to the Commission’s comments contained in its December 22, 2011 comment letter by letter dated January 26, 2012. It has been EDGARized and submitted to the Commission.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 11

2.     Please tell us in detail about the objective and subjective right of return criteria that are in your sales contracts.

Response

Per our sales contracts, customers can return products that are not merchantable and fit and suitable for their intended use, are not of the same premium quality as products currently in existence, or are defectively packaged, bottled or labeled. Customers may also return any product that does not comply with all applicable laws and regulations.

The Company respectfully submits the following change to the applicable section of its disclosure for use in future filings. Deletions are denoted by struck through text and additions are denoted with bold text.

“We recognize revenue when title and risk of loss pass to the customer, typically when the product is shipped. Some sales contracts contain customer acceptance provisions that grant a right of return on the basis of either subjective or objective criteria. Under these provisions, customers can return products that are not merchantable and fit and suitable for their intended use, are not of the same premium quality as products currently in existence, or are defectively packaged, bottled or labeled. Customers may also return any product that does not comply with all applicable laws and regulations. We record revenue net of the estimated cost of sales returns and allowances. Gross revenue was reduced due to sales returns and allowances by $28,482 and $0 during 2010 and 2009, respectively.”

Note 2 – Accounts Receivable, page 12

3.     Please tell us in detail what open credit term means as it applies to your accounts receivable. Tell us in detail the terms specified in your contracts regarding this issue.

Response

The Company used the phrase “open credit terms” to disclose that it extends its customers standard credit terms and does not receive cash on delivery. The credit terms outlined in the contracts with the Company’s two largest customers are 60 days and 65 days. Revenue from these customers represent approximately 90% of the Company’s revenue.

The Company respectfully submits the following change to the applicable section of its disclosure for use in future filings.

“The Company’s revenues are on open credit terms and Company grants customers standard credit terms as governed by the terms specified in the contracts.”

(1)

Note 3 – Prepaid Expenses, page 12

4.     Tell us and disclose in detail in future filings your rationale under the accounting literature for valuing the access to a third party’s out of home media space at $3 million; your financial reporting for the production and installment costs of up to $250,000 will be incurred on behalf of Wodka; and your amortization method for these prepaid expenses. Tell us in detail what comprises these items.

Response

The Company used the guidance provided for in the Financial Accounting Standards Board’s Accounting Standard Codification (“ASC”) 505-50-30-6 to value its access to the third party’s out of home media space (“Media Space”). ASC 505-50-30-6 states the following:

“If the fair value of goods and services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

The Company determined that the fair value of the services received was more reliable than the fair value of the equity instrument issued. Wodka, LLC (“Wodka”), the Company’s subsidiary party to the transaction, was a nonpublic entity at the time of the transaction and significant assumptions would have had to be made to determine the value of the membership interest in Wodka.

The contract between Wodka and the third party used the third party’s prevailing rates for Media Space to measure the amount of Media Space the third party was required to provide Wodka. The third party uses these rates without significant discount to provide services to its cash paying customers. The third party operates in the general market for out of home media space and maintains their prevailing rates based on their experience in such market. Therefore, because the contract between the parties is based on the third party’s prevailing rates and such rates are representative of the market, the Company respectfully submits that the $3 million contractual amount based on these rates is the fair value of the Media Space.

Similarly, the contract between Wodka and the same third party also provides for the $250,000 of production and installment costs based on the third party’s prevailing rates for these costs. The Company valued this asset based on the contractual terms using the same rationale as noted above.

The Company also considered the timing of the recognition of the asset and equity instrument. The guidance provided in ASC 505-50-S99-1, which is the text from SEC Staff Announcement: Grantor Balance Sheet Presentation of Unvested, Forfeitable Equity Instruments Granted to a Nonemployee, concludes that “if the issuer receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments should be treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest).”

The Company’s contract with the third party provided the third party with a vested equity interest on the date the contract was signed. The terms of the contract rewrote the Wodka LLC agreement and granted the third party the benefits of ownership immediately. Because the third party was fully vested in its membership interest upon consummation of the contract, the Company believes the asset and equity instrument is properly recognized on the date of the contract. The contract does contain forfeiture provisions in the event of nonperformance that the Company considered in its valuation; however, the third party had fully performed under the contract before the financial statements were issued and no allowance was made.

The Company amortized the asset to advertising expense as the actual Media Space was used at the third party’s prevailing rates. As of December 31, 2010, the third party provided $1,915,921 of Media Space in accordance with the contract and the Company recognized $1,915,921 of advertising expense.

The Company respectfully submits the following change to the applicable section of its disclosure for use in future filings.

“On August 9, 2010, Wodka entered into a membership interest purchase agreement with a third party whereby Wodka issued a 28% membership interest in Wodka to the third party. In exchange for the 28% membership interest, the third party is to provide Wodka with access to its out of home media space valued at $3,000,000 during a two year period and, further, is to incur up to an additional $250,000 of production and installment costs on behalf of Wodka.

Upon consummation of the transaction, Wodka recorded paid in capital and prepaid advertising of $3,250,000. The Company valued the access to out of home media space and the paid in capital using the third-party’s prevailing rates for the out of home media space. These rates represent market rates for the advertising provided by the third party.

The Company amortizes the prepaid advertising to advertising and marketing expense as the out of home media space is used by the Company and the third party’s obligation is met. For the period ended December 31, 2010, $1,915,921 of advertising expense has been recognized in relation to this transaction. Prepaid advertising related to this agreement of $1,334,079 is recorded as prepaid expenses in the balance sheet as of December 31, 2010.”

(2)

Note 12 – Non-Controlling Interests, page 12

5.     Tell us and disclose in future filings the methodology under your Limited Liability Partnership Agreement for allocating losses, profits, capital and any special allocations. Show us how you applied these provision to the determination of the Loss Attributable to Non-Controlling Interests of $(2,173,112).

Response

The Limited Liability Company Agreement for Wodka, LLC (the “Agreement”) allocates profits first to members in the amounts and proportions necessary to bring the members’ respective capital account balances in proportion to their percentage ownership interests and thereafter to the members pro rata in accordance with their percentage ownership interests. The Agreement allocates losses first to the members in an amount equal to the positive balances in their Capital Accounts until the balances in such accounts are reduced to zero and thereafter to the members pro rata in accordance with their respective percentage ownerships interests.

Wodka, LLC received capital contributions throughout 2010 from noncontrolling interest holders. Immediately prior to each capital contribution, the Company allocated the year to date loss using the above allocation methodology to the existing members based on the members’ capital account balances and ownership interest percentages immediately before the capital contribution. The following table sets forth the contributions and allocations of net loss for the year ended December 31, 2010:

	Capital Accounts
	Panache, LLC	Noncontrolling Interest
Beginning balance	$ (438,734)	$ -

Net loss through 1/11/10	(22,270)	-
Capital contribution, 1/11/10	-	125,000

Additional net loss through 1/14/10	-	(6,074)
Capital contribution, 1/14/10	-	62,500

Additional net loss through 1/24/10	-	(20,246)
Capital contribution, 1/24/10	-	50,000

Additional net loss through 4/10/10	-	(165,862)
Capital contribution, 4/10/10	-	45,000

Additional net loss through 7/12/10	(270,439)	(102,035)
Capital contribution, 7/12/10	-	58,000

Additional net loss through 8/9/10	(189,070)	(70,699)
Capital contribution, 8/9/10	-	3,250,000

Additional net loss through 10/19/10	-	(756,228)
Capital contribution, 10/19/10	-	55,000

Additional net loss through 12/31/10	-	(1,051,969)

Ending Balance	$ (920,513)	$ 1,472,387

Total Capital Contribution	$ -	$ 3,645,500
Total Net Loss	$ (481,779)	$ (2,173,113)

The Company respectfully submits the following change to the applicable section of its disclosure for use in future filings.

“As of December 31, 2010, the non-controlling interests balance was $1,472,388 due to minority members owning 33% of the membership interests of Wodka. The 2010 loss was allocated primarily to the non-controlling interests due to a provision in the Limited Liability Company Agreement that requires losses to be first allocated to members with positive capital account balances.

Profits and losses are allocated to the members of Wodka in accordance with Wodka’s Limited Liability Company Agreement (the “Agreement”). Profits are allocated first to members in the amounts and proportions necessary to bring the members’ respective capital account balances in proportion to their percentage ownership interests and thereafter to the members pro rata in accordance with their percentage ownership interests. The Agreement allocates losses first to the members in an amount equal to the positive balances in their Capital Accounts until the balances in such accounts are reduced to zero and thereafter to the members pro rata in accordance with their respective percentage ownerships interests.

For the year ended December 31, 2010, $481,779 of Wodka’s net loss was allocated to Panache and $2,173,113 was allocated to noncontrolling interests.”

(3)

Form 10-Q for the Quarterly Period Ended September 30, 2011

6.     Please revise to reflect the audited financial statements for December 31, 2010 provided in Form 8-K Amendment No. 2 filed January 11, 2012. Please revise your disclosures and calculations supporting the amounts in your financial statements for the three months and nine months ended September 30, 2011, as appropriate.

Response

We are in the process of revising our Form 10-Q for the Quarterly Period ended September 30, 2011 and plan to file an amended 10-Q/A as soon as practicable.

In responding to your comments, we acknowledge that:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•       Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (917) 892-3160. Thank you for your time and attention.

Sincerely,

James Dale

Chairman and Chief Executive Officer

Panache Beverage, Inc.

cc: Eugene Didenko, Chief Financial Officer

Harold H. Martin, Martin & Pritchett, P.A.

Ronald Silberstein, Silberstein Ungar, PLLC